news release

Zi Corporation Awarded eZiText® License Agreements by Five Asian Handset Manufacturers

Company's Ongoing Worldwide Wireless Market Expansion Bolstered
by Latest Version of Its Technology

CALGARY, AB, April 30, 2004 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it has added to its growing base of original equipment and design manufacturers (OEMs and ODMs) using the Company's technology with the signing of licensing agreements for its new Version 6 of eZiText® predictive text technology by five Asian handset manufacturers, increasing the worldwide total of licensees to more than 100. Under the terms of the various license agreements with these five new customers, Zi receives upfront fees and ongoing royalties based on the number of handsets embedded with its technology that are sold by each manufacturer.

The handset manufacturers include Bluewinc Co., Ltd., Pos & Tech Inc., Sungil Telecom Co., Ltd., and Codial Tech Co. Limited, all located in Korea, and Hong Kong-based Advanced Wireless Group Limited. The licenses signed by these customers include a combined total of 16 languages, which will be used to address the wireless markets in Korea, India, Vietnam, Indonesia, Western Europe, Russia and other Eastern European countries. Of particular note, all five customers have a focus on penetrating the Chinese markets with the licensing of both traditional and simplified Chinese products.

Growth in the number of mobile phone customers continues to rise rapidly in many markets worldwide, and in particular, in China. According to the Chinese Ministry of Information Industry, the number of mobile phone subscribers in China rose by 7.98 million in March alone, bringing the total to more than 290 million by the end of the first quarter of this year. In addition, as of the end of March the total number of mobile subscribers in China surpassed the number of fixed-line subscribers.

Zi Corporation Vice President Sales and Marketing Gary Mendel said, "Each of these new licensees are rising innovators in their own right, and we are pleased they have become a part of our growing worldwide base of OEMs and ODMs. They have recognized the value and superiority of Version 6 of eZiText and the commitment of these mid- and small-sized handset manufacturers to eZiText definitely expands and strengthens our ability to deliver Zi-enabled, wireless solutions throughout the world."

Mendel said that recognition of the pacesetting feature set and market acceptance of the Company's new Version 6 of eZiText is helping drive the Company's increase in market share. "We can confidently say that our products and technology provide far greater usability than those of any of our competitors," he added.

Version 6 of eZiText
 eZiText® Version 6 delivers enhancements to languages and other predictive functions that make text entry quicker and easier for end users. In addition to an overall reduction in handset memory consumption, which improves implementation efficiency for Zi customers, the enhancements include new or improved features to increase learning and personalization for the end user, more robust language dictionaries for more accurate prediction capabilities, and enhancements to features such as lingo entry and prediction. New features such as dual language messaging, next word prediction and multi-source prediction enable users to increasingly "text" personal vocabulary faster.

The new product architecture of eZiText Version 6 provides customers, including OEMs and ODMs, language database quality updates that incorporate the most current and commonly used vocabulary and improved end-user functionality that can easily be integrated in a variety of wireless products.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap™ and eZiText®, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, ecommerce, Web browsing and similar applications in almost any written language. eZiNet™, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Dale Kearns, Chief Financial Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com